Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-212241, 333-183427, 333-150249 and 333-138702) and S-3 (No. 333-264114) of GSE Systems, Inc., of our report dated April 2, 2024, with respect to the consolidated financial statements of GSE Systems, Inc., for the years ended December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023 included in this Annual Report on Form 10-K for the year ended December 31, 2023. Our report contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ FORVIS, LLP

Tysons, Virginia

April 2, 2024